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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Vecsi                                Jan                Martens
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o PDI, Inc.
10  Mountainview Road
--------------------------------------------------------------------------------
                                    (Street)

Upper Saddle River,  New Jersey       07458
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

PDI, INC (Nasdaq National Market: "PDII")
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

11/18/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $.01 per share    11/18/02   11/18/02       L       V     400          A     $9.20    200             D
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Common Stock,
par value $.01 per share                                                                        400             I        *1
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
               2.                                                                                           Secur-    of
               Conver-                           5.                              7.                        ities     Deriv-  11.
               sion                              Number of                       Title and Amount          Bene-     ative   Nature
               or                                Derivative    6.                of Underlying     8.      ficially  Secur-  of
               Exer-            3A.      4.      Securities    Date              Securities        Price   Owned     ity:    In-
               cise             Deemed   Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct  direct
               Price   3.       Execut-  action  or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or  Bene-
1.             of      Trans-   ion      Code    of(D)         (Month/Day/Year)            Amount  ative   Reported  In-     ficial
Title of       Deriv-  action   Date if  (Instr. (Instr. 3,    ----------------            or      Secur-  Trans-    direct  Owner-
Derivative     ative   Date     any      8)      4 and 5)      Date     Expira-            Number  ity     action(s) (I)     ship
Security       Secur-  (mm/dd/  (mm/dd/  ------  ------------  Exer-    tion               of      (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)     ity     yy)      yy)      Code V   (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)      4)
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
Stock Option                                                                      Common
(right to buy)  $16.00                                          *2       5/19/08  Stock     7,500           7,500      D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                      Common
(right to buy)  $27.00                                          *3       6/02/09  Stock     3,750           3,750      D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                      Common
(right to buy)  $27.84                                          *4       06/07/10 Stock     7,500           7,500      D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                      Common
(right to buy)  $83.685                                         *5       07/11/11 Stock     7,500           7,500      D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                      Common
(right to buy)  $14.16 07/18/02 07/18/02  A    V   7,500        *6       07/18/12 Stock     7,500           7,500      D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses: *1: These shares are owned by the son of the Reporting Person. The Reporting Person disclaims beneficial ownership of all securities held by her majority son and her report should not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of
Section 16 or for any other purpose; *2: The stock option granted on 5/19/98 is currently exercisable with respect to all 7,500 shares. *3: The stock option granted on 6/02/99 is currently exercisable with respect to all 3,750 shares. *4: The stock option granted on 6/07/00 is currently exercisable with respect to all 7,500 shares. *5: The stock option granted on 7/11/01 is exercisable as follows: i) immediately for the purchase of 5,000 shares; and ii) for the purchase of 2,500 shares on the 2nd anniversary of the grant date. *6: The stock option granted on 7/18/02 is exercisable as follows: i) immediately for the purchase of 2,500 shares; and ii) for the purchase of 2,500 shares on each of the 1st and 2nd anniversaries of the grant date, respectively.


        /s/ Jan Martens Vecsi                                   11/18/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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